MANAGEMENT INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of December 18, 2007.

This Information Circular is being mailed by the management of Miranda Gold Corp. (“Miranda”) to everyone who was a shareholder of record of our company on December 18, 2007, which is the date that has been fixed by the directors of Miranda as the record date to determine the shareholders who are entitled to receive notice of the Meeting.

We are mailing this Information Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual general meeting (the “Meeting”) of the shareholders of Miranda that is to be held on January 22, 2008 at 10:00 a.m. (Vancouver time) at the offices of our solicitors, Getz Prince Wells LLP, Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia.  The solicitation of proxies will be primarily by mail.  Certain employees or directors of Miranda may also solicit proxies by telephone or in person.  The cost of solicitation will be borne by Miranda.

Under our Articles, at least one shareholder must be present in person or represented by proxy before any action may validly be taken at the Meeting.  If such a quorum is not present in person or by proxy, we will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

All of the matters that will come to a vote at the Meeting as described in the attached Notice of Meeting, are ordinary resolutions and can be passed by a simple majority – that is, if more than half of the votes that are cast are in favour, then the resolution is approved.

WHO CAN VOTE?

If you are a registered shareholder of Miranda as at December 18, 2007, you are entitled to attend at the Meeting and cast a vote for each share registered in your name on all resolutions put before the Meeting.  If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.  If you are a registered shareholder but do not wish to, or cannot, attend the Meeting in person, you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions (see “Voting by Proxy”).  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-registered Shareholders” set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold.  If you will not be attending the Meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

VOTING BY PROXY

If you do not come to the Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder.  You can either tell that person how you want to vote or you can let him or her decide for you.  You can do this by completing a form of proxy.

In order to be valid, you must return the completed form no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof to our Transfer Agent, Pacific Corporate Trust Company, 2nd Floor – 510 Burrard Street, Vancouver, British Columbia V6C 3B9; fax number (604) 689-8144.

What is a proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you.  We have enclosed a form of proxy with this Information Circular.  You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a proxyholder

You can choose any individual to be your proxyholder.  It is not necessary for the person whom you choose to be a shareholder.  To make such an appointment, simply fill in the person’s name in the blank space provided in the enclosed form of proxy.  To vote your shares, your proxyholder must attend the Meeting.  If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder.  Those persons are directors and/or officers of Miranda.

Instructing your proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares.  To do this, simply mark the appropriate boxes on the form of proxy.  If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit.  If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares at the Meeting as follows:

✓

FOR the election of the proposed nominees as directors;

✓

FOR the re-appointment of Morgan & Company, Chartered Accountants, as the auditor of Miranda Gold Corp. and to authorize the directors to fix the remuneration to be paid to the auditor.

For more information about these matters, see Part 3 - The Business of the Meeting.  The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting.  At the time of printing this Information Circular, the management of Miranda is not aware of any other matter to be presented for action at the Meeting.  If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used.  You may do this by (a) attending the Meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Registered Office of Miranda at Unit 1 – 15782 Marine Drive, White Rock, BC V4B 1E6; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the Meeting, or any adjournment thereof, or delivered to the person presiding at the Meeting before it (or any adjournment) commences.  If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the Meeting in person.

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they will be held in the name of a “nominee,” usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your common shares and must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders’ meetings, you will have received this Information Circular from your nominee, together with a form of proxy or a request for voting instruction form.  If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the voting instruction form.  If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, Miranda’s Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote.  If you wish to vote in person at the Meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee.  If you do this, you will be instructing your nominee to appoint you as proxyholder.  Please adhere strictly to the signature and return instructions provided by your nominee.  It is not necessary to complete the form in any other respect, since you will be voting at the Meeting in person.  Please register with the Transfer Agent, Pacific Corporate Trust Company, upon arrival at the Meeting.

The Notice of Meeting, this Information Circular and a Financial Statement Request Form to receive our audited consolidated financial statements and Management’s Discussion and Analysis for the fiscal year ended August 31, 2007 are being sent to both registered and non-registered owners of our common shares. If you are a non-registered owner and we have sent these materials to you directly, your name and address and information about your holdings of common shares of Miranda have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf.  By choosing to send these materials to you directly, Miranda (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions form (printed on blue paper).

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Miranda has authorized capital of an unlimited number of common shares.  Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

December 18, 2007, the date fixed by our directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

At the close of business on December 18, 2007, 44,825,760 of our common shares were outstanding.  To the knowledge of our directors and officers, there are no persons or companies who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of our common shares on that date.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements and Management’s Discussion and Analysis of Miranda for the year ended August 31, 2007 will be placed before you at the Meeting.

  These financial statements may be requested by completing the enclosed Financial Statement Request Form that accompanies this Information Circular or may be viewed on www.Sedar.com.

ELECTION OF DIRECTORS

Directors of Miranda are elected for a term of one year.  The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he resigns or otherwise vacates office before that time.  The Articles of the Company authorize the Board to appoint additional directors up to one-third of the number of current directors to hold office until the next annual general meeting.  On December 10, 2007 the board appointed an additional director to the board thereby increasing the number of directors from five to six.  The persons named below will be presented for election at the Meeting as management’s nominees for the Board of Directors, and the persons named in the enclosed instrument of Proxy intend to vote for the election of these nominees.

Nominees for Election

The following are the six nominees proposed for election as directors of Miranda together with the number of common shares that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee.  Each of the nominees has agreed to stand for re-election and we are not aware of any intention of any of them not to do so.  If, however, one or more of them should become unable to stand for re-election, it is likely that one or more other persons would be nominated at the Meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of shares(4)
Kenneth D. Cunningham Nevada, U.S.A. President, Chief Executive Officer and Director	President of Miranda U.S.A., Inc.; President and CEO Miranda Gold Corp.	November 7, 2003	420,000

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

Dennis Higgs British Columbia, Canada Chairman of the Board & Director	Chairman of Miranda Gold Corp.; President of Senate Capital Group Inc., a private venture capital company; Chairman and Director of Uranerz Energy Corporation	May 4, 1993	506,800
Steve Ristorcelli (1)(2) Nevada, U.S.A. Director	Principal Geologist, Mine Development Associates, a mining engineering company	February 20, 1995	240,000
James F. Cragg(1)(2)(3) Missouri, U.S.A. Director	Business and marketing consultant; President and COO of MegaPath Inc., a private networking company providing managed IP data, voice and security services to small, medium and large corporations in the USA	December 13, 2004	60,002
G. Ross McDonald(1)(3) British Columbia, Canada Director	An Associate with Smythe Ratcliffe LLP, Chartered Accountants	August 9, 2006	10,000
Ian Slater British Columbia, Canada Director	President and Chief Executive Officer of Fortress Minerals, a member of the Lundin Group of companies from September 2007 to present. Managing Partner of Ernst & Young’s mining practice from 2003 to 2007. Partner with Arthur Andersen LLP from 1995 to 2003.	December 10, 2007	0

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance and Nominating Committee

(4)

The information as to shares beneficially owned, not being within the knowledge of the management of Miranda, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by Pacific Corporate Trust Company, Miranda’s transfer agent.

APPOINTMENT OF THE AUDITOR

During the financial year ended August 31, 2007, Morgan & Company, Chartered Accountants, served as Miranda’s auditor and have served as auditor of Miranda since November 23, 1993.

Miranda’s management recommends that shareholders vote in favour of the re-appointment of Morgan & Company, Chartered Accountants, as Miranda’s auditor for the ensuing year and grant the

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

Board of Directors the authority to determine the remuneration to be paid to the auditor.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Morgan & Company to act as our auditor until the close of our next annual general meeting and to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Kenneth D. Cunningham served as Chief Executive Officer and Doris Meyer served as Chief Financial Officer of Miranda throughout the financial year ended August 31, 2007.  Dennis Higgs served as Chief Financial Officer prior to the appointment of Doris Meyer on February 1, 2006 (together, the “Named Executive Officers”).  No executive officer of Miranda was paid more than $150,000 in compensation during the financial year ended August 31, 2007.  The following table provides a summary of the compensation earned by the Named Executive Officers during the financial year ended August 31, 2007 and in the preceding two financial years, as applicable.

Summary Compensation

		Annual Compensation			Long-term Compensation
Name and principal position	Fiscal year ended August 31	Salary	Bonus	Other annual compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Kenneth D. Cunningham(1) President/CEO	2007 2006 2005	$131,191 $115,425 $114,380	Nil Nil Nil	Nil Nil Nil	375,000 425,000 500,000	Nil Nil Nil
Dennis L. Higgs (2) Chairman	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	See Note (2) See Note (2) See Note (2)	100,000 275,000 500,000	Nil Nil Nil
Doris A. Meyer (3) Chief Financial Officer/Corporate Secretary	2007 2006 2005	Nil Nil n/a	Nil Nil n/a	$76,500 $38,500 n/a	175,000 275,000 n/a	Nil Nil n/a

(1)

During the fiscal year ended August 31, 2007, Mr. Cunningham was paid US$117,083, the approximate Canadian dollar equivalent of $131,191 using an average exchange rate for the fiscal year of $1.12.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(2)

Dennis Higgs, the Chairman of the Board of Miranda, was the Chief Financial Officer of Miranda from November 2, 1993 until February 1, 2006.  Other annual compensation reflects management fees of $5,000 per month from August 2002 to February 2005, $7,300 per month February 2005 to January 2006, $5,000 per month from February 2006 to January 2007 and $2,500 per month from February 1, 2007 until the contract expires on January 31, 2008, paid by Miranda to Ubex Capital Inc., a private company owned by Dennis Higgs, for management services provided by Mr. Higgs to Miranda.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

(3)

Doris Meyer was appointed Chief Financial Officer and Corporate Secretary of Miranda on February 1, 2006.  Consulting fees are paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

Long Term Incentive Plan Awards

During the most recently completed financial year ended August 31, 2007, Miranda did not make any long-term incentive plan awards to its Directors, officers or employees.

Options and Stock Appreciation Rights

The following table sets out all incentive stock option grants to the Named Executive Officers during the most recently completed financial year ended August 31, 2007.

Named Executive Officer	Securities under options granted (1) (#)	% of total options granted to employees in period	Exercise price ($/Security)	Market value of securities underlying options on date of grant ($/Security)	Expiration date
Kenneth D. Cunningham Chief Executive Officer	375,000	20%	$1.54	$1.54	March 27, 2012
Dennis Higgs Chairman	100,000	5%	$1.54	$1.54	March 27, 2012
Doris Meyer Chief Financial Officer	175,000	9%	$1.54	$1.54	March 27, 2012

(1)

The underlying securities are common shares of Miranda.

The following table sets out all incentive stock options exercised by the Named Executive Officers during the 12 month period ending August 31, 2007, and the value of unexercised incentive stock options, if any, as at August 31, 2007.

Named Executive Officer	Securities acquired on exercise	Aggregate value realized (1)	Unexercised options as at year end, August 31, 2007 Exercisable/ Unexercisable	Value of unexercised in-the-money options at year end August 31, 2007 (2) Exercisable/Unexercisable
Kenneth D. Cunningham Chief Executive Officer	250,000	$330,000	1,162,500/ 387,500	$382,500 / $Nil
Dennis Higgs Chairman	225,000	$240,500	231,250 / 143,750	$Nil / $Nil
Doris Meyer Chief Financial Officer	Nil	Nil	281,250 / 168,750	$Nil /$ Nil

(1)

The aggregate value realized upon exercise is the difference between the closing price of the underlying stock on the TSX Venture Exchange on the exercise date and the exercise price of the option.

(2)

The value of unexercised “in-the-money options” at financial year-end is the difference between the option exercise price and the closing price of the underlying stock on the TSX Venture Exchange on August 31, 2007.  The closing price of the shares on August 31, 2007 was $1.16.

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

MANAGEMENT CONTRACTS

The management functions of Miranda and its subsidiaries are performed by our directors and senior officers and we have no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of Miranda.  See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Kenneth D. Cunningham, the President and Chief Executive Officer of Miranda, entered into an Employment Agreement (the “Cunningham Agreement”) with Miranda on September 1, 2005, pursuant to which Mr. Cunningham agreed to perform the duties and fulfill the responsibilities consistent with the position held in consideration of an annual salary, currently at the rate of US$127,000, to be reviewed annually between Mr. Cunningham and Miranda.  Mr. Cunningham’s employment pursuant to the Cunningham Agreement is for an indefinite term, continuing until terminated pursuant to the terms of the Cunningham Agreement.  Miranda may terminate the Cunningham Agreement for cause, as more particularly set out in the Cunningham Agreement, or at any time without cause by payment to Mr. Cunningham equal to two times his annual salary, based on the annual salary pursuant to the Cunningham Agreement at the time of termination, and all wages owing to Mr. Cunningham up to and including his last day of employment (collectively, the “Severance Package”, as defined in the Cunningham Agreement).  Mr. Cunningham may terminate the Cunningham Agreement on 30 days’ written notice to Miranda if: i) Miranda makes a material adverse change in the salary, duties or responsibilities assigned to Mr. Cunningham pursuant to the Cunningham Agreement; or ii) a “change in control” (as defined in the Cunningham Agreement) of Miranda occurs; in either of which cases, Miranda shall pay to Mr. Cunningham the Severance Package.  Mr. Cunningham may terminate the Cunningham Agreement at any time without cause on 60 days’ written notice to Miranda.

Dennis Higgs, the Chairman of the Board of Miranda, entered into an agreement (the “Higgs Agreement”) with Miranda dated February 1, 2006, pursuant to which Mr. Higgs, through Ubex Capital Inc. (“Ubex”), a private company owned by Mr. Higgs, provides consulting services to Miranda as an advisor and a director, and as a representative of Miranda at industry trade shows, for a monthly fee of $5,000 from February 1, 2006 until January 31, 2007, and thereafter for a monthly fee of $2,500 for a further 12-month period until the contract expires.  In addition, the Higgs Agreement delegated the responsibility and authority to Mr. Higgs for sale, subject to approval of the terms thereof by the Board of Directors, of the shares of Gulf Coast Oil and Gas owned by Miranda now completed.  In consideration for this service, Miranda paid Ubex a commission equal to 10% of the net sales value (as defined in the Higgs Agreement) received by Miranda from the sale of the shares.  See Part 8 – Other Information – Interest of Informed Persons in Material Transactions.

Doris Meyer, the Chief Financial Officer and Corporate Secretary of Miranda since February 1, 2006, is party to a Contracting Agreement (the “Golden Oak Agreement”) dated February 1, 2006, with Miranda and Golden Oak Corporate Services Ltd. (“Golden Oak”), a private company owned by Ms. Meyer, pursuant to which Ms. Meyer, through Golden Oak, provides administrative and bookkeeping services to Miranda, as well as performing other duties commensurate to the office of Chief Financial Officer, for an annual service fee of $84,000, which is to be reviewed and fixed annually by the Board of Directors of Miranda.  Miranda is also responsible for reimbursement of all costs incurred by Golden Oak on behalf of Miranda, and all pre-approved travel and out-of-pocket expenses incurred by Golden Oak or Ms. Meyer in connection with Miranda’s business.  The Golden Oak Agreement is for an initial term of one year, to be renewed annually for subsequent one year terms unless terminated in accordance with its terms.  The Golden Oak Agreement may be terminated by Miranda for cause, as more particularly set out in the Golden Oak Agreement, or on 90 days’ written notice to Golden Oak or pay in lieu of notice of the service fee in effect at the time of notice for the 90-day notice period.  Golden Oak may terminate the Golden Oak Agreement on 90 days’ written notice to Miranda.

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

COMPENSATION OF DIRECTORS

Miranda pays to each director, who is not an employee, member of management or a consultant to Miranda, an annual fee of US$6,000 for his services as a director of Miranda.  In the fiscal year ended August 31, 2007 Miranda paid $20,172 in director fees. Directors of Miranda are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Miranda may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Miranda to the directors during the fiscal year ended August 31, 2007.

Name	Date of grant	Options granted	Exercise price	Expiry date
Steve Ristorcelli	March 28, 2007	130,000	$1.54	March 27, 2012
James F. Cragg	March 28, 2007	130,000	$1.54	March 27, 2012
G. Ross McDonald	March 28, 2007	135,000	$1.54	March 27, 2012

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of August 31, 2007, Miranda’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	5,718,750	$1.44	1,068,302
Equity compensation plans not approved by securityholders(1)	Nil	N/A	Nil
Total	5,718,750	$1.44	1,068,302

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

PART 6 – AUDIT COMMITTEE

The Charter of the Audit Committee of the Board of Directors of Miranda is set out below.

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors of Miranda is to provide an open avenue of communication between management, Miranda’s independent auditor and the Board, and to assist the Board in its oversight of:

•

the integrity, adequacy and timeliness of Miranda’s financial reporting and disclosure practices;

•

Miranda’s compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of Miranda’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, Miranda’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of Miranda or of an affiliate of Miranda. The quorum for a Meeting of the Committee is a majority of the members who are not officers or employees of Miranda or of an affiliate of Miranda. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing Miranda’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit Miranda’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Miranda in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing Miranda’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for Miranda, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of Miranda’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

3.

Review with management and the independent auditor the adequacy and effectiveness of Miranda’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review Miranda’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by Miranda, including consideration of the independent auditor’s judgment about the quality and appropriateness of Miranda’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.

Pre-approve all non-audit services to be provided to Miranda by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and Miranda and all non-audit work performed for Miranda by the independent auditor.

11.

Establish and review Miranda’s procedures for the:

•

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of Miranda.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of Miranda.

AUDIT COMMITTEE MEMBERS

Messrs. G. Ross McDonald, Steve Ristorcelli and James F. Cragg are members of the Audit Committee of the Board of Directors of Miranda. All are considered “independent” as that term is defined

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

in applicable securities legislation and all three of the Audit Committee members have the ability to read and understand Miranda’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE

Mr. G. Ross McDonald is a Chartered Accountant and brings many years of experience in auditing public mining companies and is considered our financial expert.  Messrs. Steve Ristorcelli and James F. Cragg are senior level businessmen with experience in financial matters and are both financially literate.  All members of the Audit Committee have a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than Miranda.

PRE-APPROVED POLICIES AND PROCEDURES FOR NON-AUDIT SERVICES

Miranda’s Audit Committee Charter requires that management seek approval from the Audit Committee for all non-audit services to be provided to Miranda or any of its subsidiaries by Miranda’s external auditor prior to engaging the external auditor to perform those non-audit services.

EXTERNAL AUDITOR SERVICE FEES

In the following table, “audit fees” are fees billed by Miranda’s external auditor for services provided in auditing Miranda’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of Miranda’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by Miranda to its auditor in each of the last two calendar years, by category, are as follows:

Calendar year	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2007	$32,000	$Nil	$Nil	$Nil
2006	$31,000	$Nil	$3,000	$Nil

(1)

Fees related to the preparation of Miranda’s T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

RELIANCE ON EXEMPTION

As Miranda is a “Venture Issuer” pursuant to relevant securities legislation, Miranda is relying on the exemption in Section 6.1 of Multilateral Instrument 52-110-Audit Committees (“MI 52-110”) from the reporting requirements of Part 3 and Part 5 of MI 52-110.

PART 7 – CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 – Disclosure of Corporate Governance Practices (“NP 58-101”) Miranda is required to and hereby discloses its corporate governance practices as follows:

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

1.

Board of Directors

The Board of Directors of Miranda facilitates its exercise of independent supervision over Miranda’s management through regular meetings of the Board, both with and without members of Miranda’s management (including members of management that are also directors) being in attendance.  The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of Miranda and to act with a view to the best interests of Miranda.  In doing so, the Board oversees the management of Miranda’s affairs directly and through its committees.

James Cragg, Steve Ristorcelli, G. Ross McDonald and Ian Slater are “independent” directors in that they are free from any interest, and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with the best interests of Miranda, other than interests and relationships arising from shareholdings.  Kenneth Cunningham and Dennis Higgs are members of management and are therefore not considered to be independent.

2.

Directorships

Certain of the directors listed below are presently a director in one or more other reporting issuers, as follows:

Directors	Other Issuers
G. Ross McDonald	Corriente Resources Inc. Fjordland Exploration Inc. Frontier Pacific Mining Corporation Crescent Resources Corp.
Dennis Higgs	Uranerz Energy Corporation
Steve Ristorcelli	Esperanza Silver Corporation
Ian Slater	Fortress Minerals Corp. Cornerstone Capital Resources Inc.

3.

Orientation and Continuing Education

Each new director brings a different skill set and professional background and, with this information, the Board is able to determine what additional learning, if any, will be necessary for each new director.  Miranda provides education for its directors as such need arises and encourages open discussion at all meetings, which format facilitates learning by the directors.

4.

Ethical Business Conduct

The Board has adopted a formal written Code of Business Ethics and Conduct for its directors, officers and employees.  The Board expects management to operate the business of Miranda in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute Miranda’s business plan and to meet performance objectives and goals.  In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code of Business Ethics and Conduct is posted on Miranda’s profile at www.sedar.com

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

5.

Nomination of Directors

Based on recommendations from the Corporate Governance and Nominating Committee (see “7. Other Board Committees” below), the Board determines new nominees to the Board; although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President of Miranda.  The Board monitors but does not formally assess the performance of individual Board members or committee members on their contributions.

6.

Compensation

Miranda has established a Compensation Committee consisting of James Cragg and Steve Ristorcelli.  Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by Miranda with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business as Miranda.  The recommendations of the Compensation Committee are then presented to the Board for approval.

Under a charter adopted by the Board the Compensation Committee is a committee of the Board of Directors with the primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•

Reviewing and approving and then recommending to the Board of Directors salary, bonus, and other benefits, direct or indirect, and any change control packages of the Chairperson of the Board of Directors (if any), the President, the Chief Executive Officer and other members of the senior management team;

•

Recommendation of salary guidelines to the Board of Directors;

•

Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time;

•

Research and identification of trends in employment benefits;

•

Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites.

7.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, Miranda has created a Corporate Governance and Nominating Committee and its current members are James Cragg and Ross McDonald.  A Corporate Governance and Nominating Committee charter was adopted by the Board of Directors defining the primary function of the Committee as assisting the Board of Directors to fulfill its oversight responsibilities by:

•

Assessing the effectiveness of the Board of Directors as a whole as well as discuss the contribution of individual members;

•

Assessing and improving the Company’s governance practices;

•

Proposing new nominees for appointment to the Board of Directors; and

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

•

Orienting new Directors.

8.

Assessments

The Board annually reviews its own performance and effectiveness.  Neither Miranda nor the Board has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.  The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Miranda feels its corporate governance practices are appropriate and effective for Miranda, given its relatively small size and limited operations.  Miranda’s method of corporate governance allows for Miranda to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No one director or officer, or former director or officer, was indebted to Miranda during the most recently completed financial year ended August 31, 2007, for other than “routine indebtedness”, as that term is defined by applicable securities law.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the most recently completed financial year, Miranda paid or accrued $119,000 in management fees to our officers and directors; $42,500 for consulting fees to Ubex Capital Inc., a company owned or controlled by Dennis Higgs, a current director and proposed nominee for election as a director of Miranda; and $76,500 to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer, Chief Financial Officer and Corporate Secretary.  See Part 4 – Executive Compensation.

No proposed nominee for election as a director, and no director or officer of Miranda who has served in such capacity since the beginning of the last financial year of Miranda, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Miranda’s outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Miranda or in any proposed transaction since the beginning of the last completed financial year that has materially affected Miranda, or is likely to do so.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

Kenneth D. Cunningham, Dennis Higgs, Steve Ristorcelli, James F. Cragg, and G. Ross McDonald served as the directors and Doris Meyer and Kenneth Cunningham served as the senior officers of Miranda since the beginning of the last completed financial year ended August 31, 2007.   Ian Slater served as a director since December 10, 2007.

CEASE TRADE ORDERS AND BANKRUPTCY

As at the date of this Information Circular, no proposed nominee for election as a director of Miranda is, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Miranda) that, while that person was acting in that capacity:

Miranda Gold Corp.

Management Information Circular

Annual General Meeting of Shareholders January 22, 2008

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PERSONAL BANKRUPTCY

As at the date of this Information Circular, no proposed nominee for election as a director of Miranda has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

OTHER MATTERS

Management of Miranda is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain additional financial information about Miranda in our audited consolidated financial statements and Management Discussion and Analysis for the year ended August 31, 2007, which can be obtained by completing the enclosed Financial Statement Request Form.  Additional copies may be obtained without charge upon request to us at Unit 1 – 15782 Marine Drive, White Rock, BC V4B 1E6 – telephone (604) 536-2711; fax (604) 536-2788.  You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DATED at Vancouver, British Columbia, this 18th day of December, 2007.

MIRANDA GOLD CORP.

/s/ Kenneth D. Cunningham

Kenneth D. Cunningham,

President and Director